Exhibit 99.1

Dominion Diamond Corporation reports Diavik Diamond Mine First Quarter Production

TORONTO, April 16, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") reports that in the first calendar quarter of 2013, the Diavik Diamond Mine produced 1.9 million carats from 0.5 million tonnes of ore processed, as compared to 1.6 million carats from 0.5 million tonnes of ore processed in the comparable quarter of the prior year. The 21% increase in carats recovered in the quarter was primarily due to improved grade in each of the kimberlite pipes. The average grade of ore processed was 3.87 carats/tonne compared with 3.03 carats/tonne in the comparable quarter of the prior year.

A new mine plan and budget for calendar 2013 has been approved by Rio Tinto plc and the Company. The plan for calendar 2013 foresees Diavik Diamond Mine production of approximately 6 million carats from the mining and processing of approximately 1.6 million tonnes of ore with a further 0.2 million tonnes processed from stockpile ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, 0.5 million tonnes from A-154 South, and 0.4 million tonnes from the A-418 kimberlite pipes.  Included in the estimated production for calendar 2013 is approximately 0.6 million carats from RPR and 0.1 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company's reserves and resource statement and are therefore incremental to production. Current production for calendar 2013 is ahead of plan by approximately 39% and an upward revision of the plan is under consideration for the end of the second quarter.

The development of A-21, the last of the Diavik Diamond Mine's kimberlite pipes in the original mine plan, has been deferred due to the decreased urgency of development following the identification of extensions to the existing pipes. Although these extension areas cannot be categorized as ore at this time due to insufficient definition work, the Company expects the life of the existing developed pipes will be extended, thereby deferring the need for production from A-21 to keep the processing plant full. The A-21 pre-feasibility study currently being undertaken assumes that the A-21 pipe will be mined with the open pit methods used for the other pipes. A dike would be constructed similar to the two other pits but smaller in size. Detailed plans are still being refined and optimized although no underground mining is currently envisaged.

Based on the Company's sales during the first quarter and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types as follows:

Ore Type	March 2013 Average Price per Carat (in US dollars)
A-154 South	$140
A-154 North	$180
A-418	$100
RPR	$50

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information

Information included herein that is not current or historical factual information, including information about mining activities at the Diavik Diamond Mine and estimated production from the Diavik Diamond Mine, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information.  While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, fluctuations in diamond prices, and changes in US and world economic conditions. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 16-APR-13